Cartesian Growth Corporation

May 13, 2022

May 13, 2022

Mr. John Stickel

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartesian Growth Corporation
Registration Statement on Form
S-4 Filed February 11, 2022
File No. 333-262644

Dear Mr. Stickel:

On behalf of our client, Cartesian Growth Corporation, a Delaware corporation (the “Company” or “Cartesian”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated March 10, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (File No. 333-262644) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Form S-4 filed February 11, 2022

General, page i

1.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Cartesian Growth Corporation

May 13, 2022

In response to the Staff’s comment, we have populated and expanded the disclosure on pages 21, 22, 42, 43, 44, 69, 70, 189, 190, and 191 of the Amended Registration Statement to quantify the dollar amount and describe the nature of the risk interests held by the sponsor, its affiliates and the Company’s officers and directors, whose value is dependent upon the completion of a business combination, including the value of any securities held based on market values as of a recent practicable date. As disclosed in the Amended Registration Statement, as of the date of the Amended Registration Statement, there are no outstanding loans, fees or reimbursements of expenses due from the Company to the sponsor, its affiliates or the Company’s officers and directors, other than the reimbursements described on page 383 of the Amended Registration Statement.

2.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, we have added a Question and Answer on pages 22 and 23 of the Amended Registration Statement highlighting the disclosure under the risk factor “The nominal purchase price paid by the Sponsor for the Founder Shares may significantly dilute the implied value of the Public Shares upon completion of the Business Combination. In addition, upon completion of the Business Combination, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares, even if the Business Combination causes the trading price of the Company’s common stock to materially decline.” and cross-referencing to such risk factor.

3.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comment, we have populated the disclosure on page 72 of the Amended Registration Statement under the risk factor “Public Shareholders who redeem their Class A ordinary shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants” to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

4.

Please highlight material differences in the terms and prices of securities issued at the time of the IPO as compared to any private placement contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Cartesian Growth Corporation

May 13, 2022

In response to the Staff’s comment, we have supplemented our disclosure on pages 139 of the Amended Registration Statement to highlight the terms of the Initial Private Placement which was placed with current clients of TWMH (the “TWMH PIPE Investors”) and a shareholder of Alvarium (the “Alvarium PIPE Investor”) which were selected by Cartesian and the Target Companies for their participation. Shares offered in the Initial Private Placement were offered at a purchase price of $9.80 for each investor in the Initial Private Placement. Such investors were also offered, pursuant to the Option Agreements, an option to purchase from the Sponsor a certain amount of shares of Class A Common Stock at an exercise price of $11.50 per share (subject to adjustments as more fully described in the Option Agreements). The TWMH PIPE Investors were each offered an option to purchase a pro rata share, based on their relative investment in the Initial Private Placement among the TWMH PIPE Investors, from a pool of 2,175,000 shares of Class A Common Stock held by the Sponsor (which pool represented a number of shares equal to 29% of the first $75,000,000 invested by the TWMH PIPE Investors in the aggregate, calculated based upon a per share price equal to the IPO offering price of $10.00 per share). The Alvarium PIPE Investor was offered an option to purchase 1,450,000 shares of Class A Common Stock held by the Sponsor, which amount represented a number of shares equal to 29% of the Alvarium Investor’s approximate $50,000,000 investment in the Initial Private Placement, calculated based upon a per share price equal to the IPO offering price of $10.00 per share. In addition, pursuant to the Side Letter, the Alvarium PIPE Investor will be issued an additional 100,000 shares in the Initial Private Placement.

The options granted under the Option Agreements, and the shares issued pursuant to the Side Letter, are each conditioned upon the closing of the Business Combination, and subject to conditions to exercise as described more fully on pages 185 and 186 of the Amended Registration Statement.

None of Cartesian’s sponsors, directors, officers or their respective affiliates participated in the Initial Private Placement.

Questions and Answers about the Proposals, page 15

5.

Please include a Question and Answer discussing the fact that Cartesian and the Target Companies currently operate as separate companies “and their operations have not been previously managed on combined basis.” Please also describe any affiliation between the companies.

In response to the Staff’s comment, we have revised our disclosure on pages 20 and 80 of the Amended Registration Statement to provide a Question and Answer and a risk factor, respectively, discussing the fact that Cartesian and the Target Companies currently operate as separate companies and that their operations have not been previously managed on a combined basis, as well as the relationship between the TIG Entities and TWMH, as set forth below.

Cartesian Growth Corporation

May 13, 2022

“Historically, Cartesian and the Target Companies have each operated independently, and the anticipated benefits of the Business Combination to the combined company may not be realized or may take longer than expected to realize.

While Michael Tiedemann currently serves as chief executive officer of both Tiedemann Advisors (a subsidiary of TWMH) and TIG Advisors (a subsidiary of the TIG Entities) and is an indirect equity owner of each entity through his ownership in TWMH and the TIG Entities, none of TWMH, the TIG Entities, Alvarium or Cartesian have been managed on a combined basis with each other and have each historically operated independently. The future success of the Business Combination, including its anticipated benefits, depends, in part, on our ability to optimize our combined operations, which will be a complex, costly and time-consuming process. If we experience difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. There can be no assurances that we will realize the potential operating efficiencies, synergies and other benefits currently anticipated from the Business Combination.

The integration of the Target Companies may present material challenges, including, without limitation:

•	combining the leadership teams and corporate cultures of TWMH, the TIG Entities and Alvarium;

•

the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or more of the businesses as a result of the devotion of management’s attention to the Business Combination or integration of the businesses;

•	managing a larger combined business;

•	maintaining employee morale and retaining key management and other employees at the combined company, including by offering sufficiently attractive terms of employment;

•	retaining existing business and operational relationships, and attracting new business and operational relationships;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•

managing expense loads and maintaining currently anticipated operating margins given that the Target Companies are different in nature and therefore may require additional personnel and compensation expenses, which expenses may be borne by us, rather than our funds; and

•	unanticipated issues in integrating information technology, communications and other systems.

Cartesian Growth Corporation

May 13, 2022

Some of those factors are outside of our control, and any one of them could result in delays, increased costs, decreases in the amount of potential revenues or synergies, potential cost savings, and diversion of management’s time and energy, which could materially affect our financial position, results of operations, and cash flows.”

Questions and Answers about the Proposals, page 18

6.

You disclose that pursuant to the Business Combination Agreement, TWMH and TIG Entities will receive 29.8% and 70.2%, respectively of cash consideration. We also note that you disclose on page 222 in footnote (1) that the economic and voting interests in Alvarium Tiedemann assumes that secondary share purchase happened after the Business Combination and then on page 243, that you disclose that adjustment (e) of Note 3 reflects the use of $100 million representing the secondary purchase of partnership interests in Alvarium Tiedemann. Please reconcile these statements and clarify your disclosures, as necessary, to consistently reflect the terms and sequence of the Business Combination transaction with the underlying terms of the related agreement.

The Company notes that the secondary purchase of partnership interests in Alvarium Tiedemann is effected by the Business Combination Agreement. In response to the Staff’s comment, the Company has revised its footnote (e) disclosure on page 245 of the Amended Registration Statement to add further description of this adjustment (referenced in Staff comment #21).

What vote is required to approve each proposal at the Special Meeting?, page 29

7.

Please revise to discuss here and on page 118 what percentage of public shareholders need to vote in favor of the Business Combination Proposal and Domestication Proposal in order to approve the proposals. In that regard we note that your Sponsor, directors and officers have agreed to vote any Founder Shares or Ordinary Shares owned by them in favor of the proposals.

In response to the Staff’s comment, we have supplemented our disclosure on pages 122 and 123 of the Amended Registration Statement as follows:

“The Sponsor and our officers and directors have agreed, pursuant to the IPO Letter Agreements and for no additional consideration, to vote any ordinary shares owned by them in favor of any proposed business combination or related proposal, such as the Domestication, and not to redeem any ordinary shares in connection with a shareholder vote to approve a proposed initial business combination. The Sponsor and our officers and directors own Founder Shares representing approximately 20% of the outstanding ordinary shares of Cartesian. Accordingly, if we seek shareholder approval

Cartesian Growth Corporation

May 13, 2022

of our initial business combination, the agreement by our Sponsor and our officers and directors to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination. In addition to the Founder Shares, we would need only 12,937,501, or approximately 37.5%, of the 34,500,000 Public Shares outstanding to be voted in favor of an initial business combination and related proposals (assuming all outstanding shares are voted) in order to have our initial business combination or related proposals, such as the Domestication, approved, assuming all shares are voted. If only the minimum number of shares necessary for a quorum is present at the meeting (inclusive of the Founder Shares), we would need only 2,156,251, or approximately 6.3%, of the 34,500,000 Public Shares to be voted in favor of an initial business combination and related proposals in order to have our initial business combination and related proposals, such as the Domestication, approved.”

Summary of the Proxy Statement/Prospectus, page 35

8.

Please provide a graphic depiction of the Target companies and Cartesian prior to the business combination. Please also include a post-combination organizational chart that includes the percentage of voting power that Cartesian’s current public shareholders will have, taking into account the voting power of any Class B shares.

In response to the Staff’s comment, we have supplemented our disclosure on pages 230 through 232 of the Amended Registration Statement to include the requested pre- and post-Business Combination Structures and indicating the percentage of voting power that Cartesian’s current public shareholders will have, taking into account the voting power of any Class B Common Units, following the Closing.

Summary of Historical Consolidated Financial Information of the TIG Entities, page 51

9.

Please enhance your description to clarify the nature of the one-time accrual adjustment of $6.313 million to TIG Entities Net Income to reflect your recurring performance for the year ended December 31, 2020 in arriving at Adjusted EBITDA, conform your description throughout the filing and tell us the non-GAAP guidance you relied on in recognizing this adjustment.

In response to the Staff’s comment, the Company has revised the caption and description on page 52 of the Amended Registration Statement. The Company has also conformed the caption and description throughout the filing. The Company relied on non-GAAP guidance within Regulation S-K, Item 10(e)(1)(ii) and the staff’s non-GAAP C&DI Question 102.03, in its description and basis for adjustment regarding this item.

Cartesian Growth Corporation

May 13, 2022

10. You disclose that you have a 50.63% profit share in the TIG Arbitrage strategy. Please enhance your disclosures to explain the terms of the underlying agreement, how this profit share is accounted for in the related unaudited and audited financial statements as of September 30, 2021 and December 31, 2020 and 2019 and if not why.

In response to the Staff’s comment, the Company has revised the disclosure on page 278 of the Amended Registration Statement. The Company recognizes the entire net income earned from the Arbitrage Fund in its statement of operations within income. The profit-share arrangement is accounted for as an equity distribution in the related financial statements. For further information on the terms of the underlying agreement, see the revised disclosure within “Business of Alvarium Tiedemann—Fund Management Fees.”

Cartesian has not obtained an opinion from an independent investment banking firm, page 70

11.

Please disclose the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination. In this regard, we note from your disclosure on page 139 that you engaged BofA Securities as a financial advisor.

In response to the Staff’s comment, we have revised our disclosure on pages 27 and 68 of the Amended Registration Statement to provide a Question and Answer and a risk factor, respectively, discussing the basis for the Cartesian Board determining it was not necessary to obtain a fairness opinion for the Business Combination.

“Q: Did the Cartesian Board obtain a fairness opinion in determining whether or not to proceed with the Business Combination?

A. No. The Cartesian Board did not obtain a fairness opinion in connection with its determination to approve the Business Combination. However, Cartesian’s management, the members of the Cartesian Board and the other representatives of Cartesian have substantial experience in evaluating the operating and financial merits of companies similar to the Target Companies and reviewed certain financial information of the Target Companies and other relevant financial information selected based on the experience and the professional judgment of Cartesian’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Cartesian Board in valuing the Target Companies’ businesses and assume the risk that the Cartesian Board may not have properly valued such business.”

“Cartesian has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to Cartesian from a financial point of view.

Cartesian Growth Corporation

May 13, 2022

The Board did not seek to obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Cartesian is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to Cartesian from a financial point of view. In analyzing the Business Combination, the Board and Cartesian’s management conducted due diligence on the Target Companies and researched the industry in which the Target Companies operate and concluded that the Business Combination was in the best interest of its shareholders. Cartesian’s management, the members of the Cartesian Board and the other representatives of Cartesian have substantial experience in evaluating the operating and financial merits of companies similar to the Target Companies and reviewed certain financial information of the Target Companies and other relevant financial information selected based on the experience and the professional judgment of Cartesian’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, Cartesian’s shareholders will be relying solely on the judgment of the Board in determining the value of the Business Combination, and the Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand Redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section entitled “Proposal No. 1.–The Business Combination Proposal — The Business Combination Agreement — Board’s Reasons for the Approval of the Business Combination.”

Your unexpired Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, page 113

12.

Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Please also expand your disclosure on page 414 to describe the notice of redemption and the method of such notification.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 116 of the Amended Registration Statement as follows:

“In the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. In addition, the Company will issue a press release and file a current report on Form 8-K with the Securities and Exchange Commission containing notice of redemption.

The Company is not contractually obligated to notify investors when its warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the warrant agreement.”

Cartesian Growth Corporation

May 13, 2022

Our Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware, page 114

13.

We note that your risk factor discusses the additional costs you could incur associated with resolving such action in other jurisdictions. Please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

In response to the Staff’s comment, we have supplemented our disclosure on page 117 of the Amended Registration Statement to describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim in the Court of Chancery of the State of Delaware.

Background of the Business Combination, page 123

14.

We note the disclosure on page 139 that you formally engaged BofA Securities as a capital markets advisor and financial advisor on September 19, 2021. Please provide a description of the role BofA Securities played in the various transactions as your financial advisor, as well as the level of diligence the it performed in connection with the transactions.

In response to the Staff’s comment, the Company notes that, as disclosed on page 142 of the Amended Registration Statement, BofA Securities was engaged by the Company, as its financial advisor and capital markets advisor, shortly before the business combination was announced. BofA Securities assisted the Company’s management in the final phase of the announcement of the transaction by providing general advice regarding the Target Companies, their businesses and the transactions, as well as reviewing the Company’s investor presentation materials intended for use following announcement. Following announcement of the transaction, BofA Securities continued to provide advisory services to the Company, such as advice concerning industry context; participation in discussions relating to the Target Companies’ businesses, including regarding illustrative valuations, financial benchmarking for select metrics and competitive landscape benchmarking; advice regarding financing alternatives for the Company; and the arranging, along with the Company’s other capital markets advisor, of meetings with investors and conveying feedback from such investors to the Company.

Cartesian Growth Corporation

May 13, 2022

During its engagement, BofA Securities engaged in review, consistent with its customary practice, of information that was publicly available or supplied or otherwise made available to it by the Company or the Target Companies and that was approved by the Company’s management for BofA Securities’ use in connection with providing its advisory services. In providing its advice and services to the Company, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of such information that was publicly available or otherwise made available to it by the Company or the Target Companies. Consistent with customary practice for financial advisors to SPACs and the Company’s engagement letters with BofA Securities, the Company respectfully advises the Staff that BofA Securities did not engage in any due diligence regarding Target Companies for or on behalf of the Company or provide to the Company any due diligence reports or due diligence materials regarding Target Companies. As described elsewhere in the Background Section, due diligence on behalf of the Company was conducted by Company management as well as certain of its other advisors.

On May 13, 2022, Cartesian and BofA Securities mutually agreed to terminate the engagement.

15.	Please disclose any discussions relating to the assumptions underlying any target projections.

In response to the Staff’s comment, we have supplemented our disclosure on pages 127 and 129 of the Amended Registration Statement to highlight discussions between Cartesian’s management and the Target Companies regarding the assumptions underlying the Projections.

16.

Please disclose the negotiation/marketing processes related to obtaining additional financing for the combined company, such as who selected the potential PIPE investors; what relationships did the PIPE investors have to the SPAC, the sponsors, the target and its affiliates, and the placement agent; and how were the terms of the PIPE transactions determined. Also, disclose whether there were any valuations or other material information about the SPAC, the target, or the transactions provided to potential PIPE investors that have not been disclosed publicly.

In response to the Staff’s comment, we have supplemented our disclosure (i) on page 139 of the Amended Registration Statement to further describe the negotiation/marketing processes related to obtaining additional financing for the combined company, and (ii) on page 142 of the Amended Registration Statement to disclose that all valuations or other material information provided to the PIPE investors were publicly disclosed and attached to a Current Report on Form 8-K filed by Cartesian on September 20, 2021.

17.	Please disclose the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

In response to the Staff’s comment, we have supplemented our disclosure on pages 21, 43, 70, and 122 of the Amended Registration Statement to clarify that the Sponsor and Cartesian’s officers and directors agreed, pursuant to the IPO Letter Agreements and for no additional consideration, to waive any redemption rights in respect of the ordinary shares of Cartesian held by them.

Cartesian Growth Corporation

May 13, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 220

18.

You disclose that the Business Combination Agreement between TWMH, the TIG Entities and Alvarium will be accounted for using the acquisition method of accounting because Alvarium Tiedemann (formally Cartesian Growth Corporation) has been determined to be the accounting acquirer based on the following facts:

•	Alvarium Tiedemann Capital LLC (Umbrella), which will hold 100% of the equity of TWMH, the TIG Entities and Alvarium, is a variable interest entity (“VIE”);

•

Alvarium Tiedemann will be the sole managing member and primary beneficiary of Umbrella who has full and complete charge of all affairs of Alvarium Tiedemann, and the Class A units of Alvarium Tiedemann do not have substantive participating or kick out rights;

•	No single party controls Umbrella pre and post transaction, hence, the Business Combination is not considered a common control transaction; and

•

Upon consummation of the Business Combination, the combined company will be organized in an “Up-C” structure and that Alvarium Tiedemann will hold Umbrella, which in turn will hold a newly formed entity that will ultimately be named “Alvarium Tiedemann Holdings, LLC” which will become the wholly owned direct subsidiary of Umbrella.

Please address the following:

•	Enhance your disclosures to clarify the interests Alvarium Tiedemann will hold in Umbrella and Umbrella will hold in Alvarium Tiedemann Holdings, LLC;

•	Revise to clarify, as it appears that Alvarium Tiedemann controls itself based on this disclosure; and

•

Revise your disclosures accordingly to address the inconsistency between the diagram of the Company’s organizational structure immediately following the Completions of the Business Combination on page 228 that reflects Alvarium Tiedemann Holdings, LLC holding 100% of the equity of TWMH, the TIG Entities and Alvarium and the disclosure above.

In response to the Staff’s comment, the Company has revised the disclosures on page 224 of the Amended Registration Statement to clarify the equity interests held by Alvarium Tiedemann and clarify the lack of controlling interests following the Business Combination.

Cartesian Growth Corporation

May 13, 2022

19.	You disclose that you have a 50.63% profit share in the TIG Arbitrage strategy. Please disclose how this is reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

In response to the Staff’s comment, the Company has revised the disclosure on page 278 of the Amended Registration Statement to provide additional explanation. The entire amount of net income earned from the TIG Arbitrage Fund is included within income in the Company’s statement of operations. The profit-share participation is described in more detail under “Business of Alvarium Tiedemann—Fund Management Fees.”

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 243

20.

Please tell and enhance your disclosures to explain how you determined each of the components of the Total consideration for allocation of $1,091.3 million assuming no redemptions as presented in footnote (f), how this reconciles to the aggregate value of the consideration to be paid to the shareholders of Alvarium, the TIG Entities and the members of TWMH pursuant to the Business Combination Agreement of $1,079.9 million disclosed on page 152, why the $100 million of cash consideration as disclosed on page 153 is not included and explain to us what “equity rollover” consideration represents.

In response to the Staff’s comment, the Company has revised the disclosure on page 246 of the Amended Registration Statement to add footnote explanations regarding each of the components of total consideration. The Company notes that the difference between the $1,091.3 million and the $1,079.9 million (or $1,131.1 million as set forth in the Amended Registration Statement as of December 31, 2021) is due to the fair value of the Tax Receivable Agreement.

21.

We note adjustment (e) on page 243 for $100 million. Please describe more fully this adjustment. To the extent entities are identified inconsistently within the filing, please revise to provide a consistent description.

In response to the Staff’s comment, the Company has revised the disclosure on page 245 of the Amended Registration Statement to add further description of this adjustment.

Note 6. Earnings/Loss per Share, page 248

22.

You disclose that prior to the Business Combination, Alvarium Tiedemann’s historical equity structure was not unitized, and therefore the calculation of book value per share is not a useful metric. Please address the following:

•	Tell us why if the historical book value per share is not a useful metric you have disclosed; and

Cartesian Growth Corporation

May 13, 2022

•

Tell us and enhance your disclosures to explain why you have included non- controlling interest in subsidiaries of $522.9 million and $535,760 million in the calculations of Pro Forma combined book value per share of $15.59 and $19.78, assuming no and maximum redemptions, respectively, but excluded the related Class B shares outstanding of 52.3 million.

With respect to historical book value per share, this metric is not useful for TWMH, the TIG Entities, and Alvarium as their historical equity structures were not unitized. In response to the Staff’s comment, the Company has revised the disclosure on page 251 of the Amended Registration Statement to exclude non-controlling interests in subsidiaries from the calculation. The Class B shares have been excluded from the calculation as the metric is based on the economic shares outstanding. See “Note 5 — Earnings/Loss per Share” on page 250 of the Amended Registration Statement for additional information regarding the economic shares outstanding.

Committees of the Board of Directors, page 263

23.

We note your disclosure on page 93 that you are exposed to data and cybersecurity risks. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

In response to the Staff’s comment, we have revised our disclosure on pages 94 and 95 of the Amended Registration Statement to describe that our board of directors, audit committee and management team will be regularly briefed on our cybersecurity policies and practices and ongoing efforts to improve security, as well as periodic updates on cybersecurity events.

Business of Alvarium Tiedemann, page 266

24.

We note the disclosure that the combined company will have billions of dollars in assets under management. Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 (“1940 Act”) with respect to whether Alvarium Tiedemann Holdings, Inc. will be an investment company within the meaning of the Act. As part of the response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets that will be held by the combined company are “investment securities” for the purposes of Section 3 of the Act, as well as identifying the percentage of the value of AlTi’s total assets will be “investment securities.” As part of the response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please also include risk factor disclosure, with a separate subheading, discussing the risk to your company if you are deemed an investment company subject to regulation under the Investment Company Act. Please note that we may refer your response to the Division of Investment Management.

Cartesian Growth Corporation

May 13, 2022

The following is an analysis of the status of Alvarium Tiedemann under the 1940 Act. As described more fully below, on a pro forma basis after giving effect to the Business Combination, based on the value of Alvarium Tiedemann’s assets as of December 31, 20211 as well as the nature of Alvarium Tiedemann’s expected operations, Alvarium Tiedemann will not be an investment company under Section 3 of the 1940 Act. All terms used in this response that are defined in the 1940 Act have the meanings ascribed to them therein.

Following the Business Combination, Alvarium Tiedemann will, as stated in the Amended Registration Statement, operate a “multi-disciplinary financial services business, with a diverse array of investment, advisory, and administrative capabilities with which [it] serve[s] [its] clients and investors” indirectly through two wholly-owned subsidiary intermediate holding companies (collectively, the “Operating Companies”):

1.	Alvarium Wealth Management Holdings, LLC (“Alvarium Wealth”); and

2.	Alvarium Asset Management Holdings, LLC (“Alvarium Asset”).

The Operating Companies will own and control Alvarium Tiedemann’s operating subsidiaries – through intermediate holding companies not included below – as per the following:

1.	Alvarium Wealth

a.

Alvarium Wealth will wholly own the following four operating entities: Alvarium Wealth Management Non-UK Ltd, Alvarium Wealth Management UK Ltd, Alvarium T&A Non UK, LLC, and Alvarium PO Limited. The operating subsidiaries of these four operating entities (but not any intermediate non-operating holding companies) are set forth below. Each subsidiary provides wealth management services, including investment management or advisory services, family office services, or trust and administration services, as indicated.

[1]

For purposes of this response, all asset values have been calculated in accordance with the requirements of the 1940 Act, and therefore may differ from values reported in Alvarium Tiedemann’s financial statements prepared in accordance with generally accepted accounting principles. In addition, this analysis reflects, as of the date hereof, the expected structure of the Alvarium Tiedemann’s assets after the Business Combination. Alvarium Tiedemann does not expect that any changes to the post-Business Combination structure would have a material impact on the analysis contained herein. Alvarium Tiedemann will notify the Staff if any changes result in such material impact.

Cartesian Growth Corporation

May 13, 2022

Name	Group interest held by	Services
Alvarium Wealth Management Non-UK Ltd	Alvarium Wealth	Wealth management

Alvarium Investment Advisors (France) S.A.S	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Alvarium Investment Advisors (Hong Kong) Limited	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Alvarium Investment Advisors (Portugal) SCI, S.A.	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Alvarium Investment Advisors (Suisse) SA	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Alvarium Investment Advisors (US)	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Alvarium Investment Managers (Suisse) SA2	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Tiedemann Advisers, LLC	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Tiedemann International (Switzerland) 1 AG	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Tiedemann International (Switzerland) 2AG	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Tiedemann Trust Company	Alvarium Wealth Management Non-UK Ltd	Trust and administration services

Tiedemann Wealth Management GP, LLC	Alvarium Wealth Management Non-UK Ltd	Investment management / advisory services

Alvarium Wealth Management UK Ltd	Alvarium Wealth	Wealth management

Alvarium Investment Advisors (UK) Limited	Alvarium Wealth Management UK Ltd	Investment management / advisory services

Alvarium Investment Management Limited (UK)	Alvarium Wealth Management UK Ltd	Investment management / advisory services

Casteel Capital LLP	Alvarium Wealth Management UK Ltd	Investment management / advisory services

Pointwise Partners Limited[3]	Alvarium Wealth Management UK Ltd	Investment management / advisory services

Alvarium T&A Non UK, LLC	Alvarium Wealth	Wealth management

Clambake Inc	Alvarium T&A Non UK, LLC	Trust and administration services

Clambake Limited	Alvarium T&A Non UK, LLC	Trust and administration services

Dubois Services Limited	Alvarium T&A Non UK, LLC	Trust and administration services

Harbour Limited	LJ Management (IOM) Limited	Trust and administration services

Lake Limited	LJ Management (IOM) Limited	Trust and administration services

[2]

Alvarium Wealth Management Non-UK Ltd holds a minority interest (30%) in Alvarium Investment Managers (Suisse) SA. The value of this interest is de minimis relative to its holding company, comprising 0.8% of the value of Alvarium Wealth Management Non-UK Ltd.

[3]

Pointwise Partners Limited is a joint venture entity owned 50% by Alvarium Wealth Management UK Ltd. The value of this interest is not material relative to its holding company, comprising 13.6% of the value of Alvarium Wealth Management UK Ltd.

Cartesian Growth Corporation

May 13, 2022

Name	Group interest held by	Services
LJ Capital Partners Limited	Alvarium T&A Non UK, LLC	Trust and administration services

LJ Management (BVI) Limited	Alvarium T&A Non UK, LLC	Trust and administration services

LJ Management (IOM) Limited	Alvarium T&A Non UK, LLC	Trust and administration services

LJ Management (Suisse) SA	Alvarium T&A Non UK, LLC	Trust and administration services

LJ Skye Services Limited (BVI)	Alvarium T&A Non UK, LLC	Trust and administration services

LJ Skyle Trustees Limited	LJ Management (IOM) Limited	Trust and administration services

Loire Services	LJ Management (IOM) Limited	Trust and administration services

Monarch Management Limited	Clambake Limited (BVI)	Trust and administration services

Mooragh BVI Limited	LJ Management (IOM) Limited	Trust and administration services

Park Limited	LJ Management (IOM) Limited	Trust and administration services

Puffin Agencies Limited	Alvarium T&A Non UK, LLC	Trust and administration services

Southwood Limited	Alvarium T&A Non UK, LLC	Trust and administration services

Stone Limited	LJ Management (IOM) Limited	Trust and administration services

Waterstreet One Limited	LJ Management (IOM) Limited	Trust and administration services

Whitebridge (BVI) Limited	LJ Management (IOM) Limited	Trust and administration services

Whitebridge Limited	LJ Management (IOM) Limited	Trust and administration services

Alvarium PO Limited	Alvarium Wealth	Wealth management

Alvarium Fund Managers (UK) Limited	Alvarium PO Limited	Investment management / advisory services

Alvarium Management (IOM) Limited	Alvarium T&A Non UK, LLC	Trust and administration services

Alvarium PO (Payments) Limited	Alvarium PO Limited	Family office services

LJ Directors (UK) Limited	Alvarium PO Limited	Family office services

LJ Management Nominees (UK) Limited	Alvarium PO Limited	Family office services

2.	Alvarium Asset

a.

Alvarium Asset will wholly own the following three non-operating entities: TIG Trinity GP, LLC, TIG Trinity Management, LLC, and New Alvarium Investments Limited. The operating subsidiaries of these entities (but not any intermediate holding companies) are set forth below. These subsidiaries provide a range of financial services, as indicated.

Cartesian Growth Corporation

May 13, 2022

Name	Group interest held by	Services
Alvarium CI (US), LLC	Alvarium Investments Limited	Co-investments

Alvarium CI Advisors (UK) Limited	Alvarium CI Limited	Co-investments

Alvarium CI Limited	Alvarium Investments Limited	Co-investments

Alvarium CoRe Partners LLP[4]	Alvarium CI Limited	Private equity sponsor

Alvarium Group Operations Limited	Alvarium Investments Limited	Intra-group operating services

Alvarium Home REIT Advisors Limited	Alvarium Investments Limited	Fund investment advisor

Alvarium Investments (AUS) Pty Ltd	Alvarium Investments Limited	Co-investments and investment management/advisory

Alvarium MB (UK) Limited	Alvarium Investments Limited	Corporate finance advisory/merchant banking

Alvarium MB (US) BD, LLC	Alvarium Investments Limited	US broker-dealer

Alvarium RE Limited[5]	Alvarium Investments Limited	Co-investments

Alvarium Securities Limited	Alvarium Investments Limited	Corporrate finance advisory / placement agent

Alvarium Social Housing Advisors Limited	Alvarium Investments Limited	Fund investment advisor

LXi REIT Advisors Limited	Alvarium Investments Limited	Fund investment advisor

TFI Opportunity Partners, LLC	TIG Trinity GP, LLC	Fund general partner

TFI Partners, LLC	TIG Trinity GP, LLC	Fund general partner

TIG Advisors, LLC	TIG Trinity Management, LLC	Investment management/advisory services

As set out above, Alvarium Tiedemann will primarily own 100% of the interests in its operating subsidiaries through Alvarium Wealth and through Alvarium Asset (collectively, “Alvarium Wealth & Asset”), and such operating subsidiaries (collectively, the “AT Operating Entities”) are providers of asset management services, co-investment services, corporate finance advisory services (including merchant banking services, placement agency services, and US broker-dealer services), family office services, investment management and advisory services (including general partner and fund management and advisory services), and trust and administration services.

Alvarium Tiedemann will also have non-majority interests in Romspen Investment Corporation, Zebedee Capital Partners, LLP, and Arkkan Opportunity Fund, Ltd. (the “External Strategic Managers”). Alvarium Tiedemann’s ownership interests in the External Strategic Managers represent strategic investments through which it actively participates in seeking to leverage the collective resources and synergies of the businesses to facilitate their growth.

[4]	Alvarium CoRe Partners LLP is a joint venture entity owned 40% by Alvarium CI Limited. Further information on this entity is provided below.
[5]

Alvarium RE Limited itself holds, directly and indirectly, interests in multiple entities not listed in this table, some of which are wholly-owned or majority interests, and others of which are minority interests.

Cartesian Growth Corporation

May 13, 2022

Legal Background

Section 3(a)(1) of the 1940 Act states that an issuer may be deemed an investment company if it:

a)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Primary Engagement Test”);

b)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

c)

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% Test”).

Notwithstanding Section 3(a)(1)(C), pursuant to Section 3(b)(1) of the 1940 Act, Alvarium Tiedemann would not be deemed an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities (the “3(b)(1) Exemption”).

Analysis

Primary Engagement Test

Cartesian is a blank check company incorporated as a Cayman Islands exempted company on December 18, 2020 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or reorganization or engaging in any other similar business transaction with one or more operating businesses or entities. Cartesian6 is not presently engaged in any operations other than to seek an initial business combination. It is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities. Upon the completion of the Business Combination, as stated on page 266 of the Amended Registration Statement, Alvarium Tiedemann, through its Operating Companies, will engage in a “multi-disciplinary financial services business, with a diverse array of investment, advisory, and administrative capabilities with which [it] serve[s] [its] clients and investors…”

In determining whether an issuer is engaged primarily in an investment company business, the Commission and U.S. courts historically have considered the following five factors (the “Tonopah Factors”): (i) the issuer’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. Generally, the last two factors have been considered the most important, although all facts and circumstances should be analyzed, and the other factors may, depending on the circumstances, outweigh the asset and/or income tests.

[6]	Upon the completion of the Business Combination, Cartesian will be renamed Alvarium Tiedemann, and shall be referred to as such, going forward, for the purposes of this response.

Cartesian Growth Corporation

May 13, 2022

Historical Development – Alvarium Holdings LLC is newly formed and was established on September 8, 2021, and will ultimately be named “Alvarium Tiedemann Holdings, LLC”. Alvarium Tiedemann Holdings, LLC will be a wholly-owned subsidiary of Alvarium Tiedemann and will indirectly wholly own TWMH, TIG GP, TIG MGMT, and Alvarium (collectively, the “Target Companies”). Since their respective inceptions, the Target Companies, and their respective subsidiaries, have each engaged in the businesses of providing a range of financial services, as detailed above, to their clients and investors. Following the Business Combination, Alvarium Tiedemann will continue the businesses as such.

Public Representations of Policy – As stated above, Alvarium Tiedemann was recently formed. The Amended Registration Statement (which is the only description of the specific activities in which Alvarium Tiedemann will be engaged) repeatedly states that the Target Companies historically held themselves out to the public as being engaged in a “multi-disciplinary financial services business, with a diverse array of investment, advisory, and administrative capabilities with which [it] serve[s] [its] clients and investors.” Following the Business Combination, Alvarium Tiedemann will continue the business as such.

Activities of Officers and Directors – Like those of the Target Companies, officers, directors and employees of Alvarium Tiedemann will spend the vast majority of their time providing financial services through controlled entities to clients and investors. Such services include sourcing potential investments, conducting due diligence, providing customized plans and investment portfolios, providing trust and administration services to clients, providing family office solutions and administrative services, sourcing private market investment opportunities and offering such opportunities to its investors, raising capital for clients, providing corporate finance advisory and merchant banking services, and fund and asset management.

Nature of Present Assets – In considering the nature of an issuer’s present assets and the sources of its present income (discussed below), the Commission has stated that generally, if an issuer has no more than 45% of its assets invested in investment securities and derives no more than 45% of its after-tax income from investment securities, it will not be regarded as being primarily engaged in an investment business. As of December 31, 2021, on a pro forma basis after giving effect to the Business Combination, approximately 16.1% of Alvarium Tiedemann’s consolidated total assets consisted of investment securities. A more detailed discussion of Alvarium Tiedemann holdings of investment securities is provided in the analysis of Alvarium Tiedemann’s 40% Test below.

Sources of Present Income – For the 12-month period ended December 31, 2021 on a pro forma basis after giving effect to the Business Combination, 83.2% of Alvarium Tiedemann’s consolidated after-tax income was derived from: (i) management, advisory, or administration fees; (ii) performance or incentive fees related to the provision of management, advisory, or administrative services; and (iii) transaction fees. The after-tax investment income derived from interests in External Strategic Managers, Alvarium RE Limited, Alvarium CoRE Partners LLP,

Cartesian Growth Corporation

May 13, 2022

Alvarium Investment Managers (Suisse) SA, and Pointwise Partners Limited, which are the only category that may be deemed derived from investment securities (as discussed further below), constituted significantly less than 45% of the total after tax income of the businesses and other assets contributed to Alvarium Tiedemann.

Alvarium Tiedemann strongly believes that an analysis of the Tonopah Factors leads to the conclusion that it is not an investment company under the Primary Engagement Test of Section 3(a)(1)(A) of the 1940 Act.

Section 3(a)(1)(B)

Alvarium Tiedemann is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has never been engaged in such business and has no such certificate outstanding. Therefore, Alvarium Tiedemann is not an investment company under Section 3(a)(1)(B) of the 1940 Act.

40% Test

The 40% Test is performed on an unconsolidated basis. Therefore, each subsidiary of Alvarium Tiedemann must be analyzed separately up the ownership chain. The value of a majority-owned subsidiary that is not itself an investment company generally is treated as “good” (i.e., the securities issued by such subsidiary are not investment securities) for purposes of its parent’s 40% Test. Conversely, the value of a subsidiary that is either not a majority-owned subsidiary or that is an investment company generally is treated as “bad” (i.e., the securities issued by such subsidiary are investment securities) for purposes of its parent’s 40% Test.

Alvarium Tiedemann – 81.3% of the value of Alvarium Tiedemann’s assets, on an unconsolidated basis (not including cash items and government securities), consists of operating companies owned by way of intermediate holding companies—Alvarium Wealth & Asset – that are wholly-owned subsidiaries controlled exclusively by Alvarium Tiedemann. Each of Alvarium Asset and Alvarium Wealth is generally comprised of operating entities and general partnership interests or similar interests that existed under the prior ownership of the Target Companies, but following the Business Combination, will ultimately be under the common ownership and control of Alvarium Tiedemann. Less than 40% of the value of Alvarium Tiedemann’s assets, on an unconsolidated basis (not including cash items and government securities), consists of interests in the External Strategic Managers and other investment securities. Therefore, Alvarium Tiedemann passes the 40% Test.

Alvarium Wealth—As described below, 97.8% of the value of Alvarium Wealth’s assets consist of direct or indirect majority-owned subsidiaries that are AT Operating Entities, and such subsidiaries are directly or indirectly controlled by Alvarium Tiedemann by way of Alvarium Wealth. Therefore, Alvarium Tiedemann’s ownership of AT Operating Entities by way of Alvarium Wealth passes the 40% Test.

Cartesian Growth Corporation

May 13, 2022

Alvarium Asset – 83.6% of the value of Alvarium Asset’s assets, on an unconsolidated basis (not including cash items and government securities), consists of direct or indirect majority-owned or wholly-owned subsidiaries that are AT Operating Entities, and such subsidiaries are directly or indirectly controlled by Alvarium Tiedemann by way of Alvarium Asset. Less than 40% of the value of Alvarium Tiedemann’s interests in the AT Operating Entities held by way of Alvarium Asset, on an unconsolidated basis (not including cash items and government securities), is comprised by its interests in Alvarium RE and Alvarium CoRe (each defined below) and other investment securities. Therefore, Alvarium Tiedemann’s ownership of AT Operating Entities by way of Alvarium Asset passes the 40% Test.

AT Operating Entities– With respect to Alvarium Asset, except for (i) Alvarium RE Limited (“Alvarium RE”), an indirect wholly-owned subsidiary of Alvarium Asset, and (ii) Alvarium CoRe Partners LLP (“Alvarium CoRe”), an indirect minority interest held by Alvarium Asset, all Alvarium Asset’s subsidiaries are wholly-owned or majority-owned entities that are direct and indirect subsidiaries of Alvarium Tiedemann by way of Alvarium Asset. With respect to Alvarium Wealth, all Alvarium Wealth subsidiaries are wholly owned or majority-owned entities that are direct and indirect subsidiaries of Alvarium Tiedemann by way of Alvarium Wealth. All AT Operating Companies are operating companies that provide financial services to clients and investors. Except for Alvarium RE and Alvarium CoRe, none of the subsidiaries are investment companies under the Primary Engagement Test or the 40% Test. Therefore, except for Alvarium RE and Alvarium CoRe, which are excluded from registration pursuant to Section 3(c)(1) and / or 3(c)(7) under the Investment Company Act, interests in the subsidiaries are not investment securities for purposes of each of Alvarium Asset and Alvarium Wealth’s 40% Test.

TIG Trinity GP, LLC – TIG Trinity GP, LLC is an indirect wholly-owned subsidiary of Alvarium Tiedemann by way of Alvarium Asset (“TIG GP”). TIG GP is indirectly controlled by Alvarium Tiedemann by way of Alvarium Asset. TIG GP is a holding company that owns and controls 100% of the interests in the general partners of certain investment vehicles and earns performance related fees. The Commission and U.S. courts take the position that general partner interests are not securities (and therefore are not investment securities under the 1940 Act).7 Accordingly, the general partner interests in the investment vehicles are not investment securities for purposes of Alvarium Asset’s 40% Test.

External Strategic Managers–The External Strategic Managers are investment advisers of their respective investment vehicles and Alvarium Tiedemann’s investments in them represent strategic investments through which Alvarium Tiedemann actively participates. As strategic, minority investments, Alvarium Tiedemann views its interests in the External Strategic Managers as investment securities for purposes of the 40% Test.

[7]

See, e.g., Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

Cartesian Growth Corporation

May 13, 2022

Alvarium RE – Alvarium RE is an indirect wholly-owned subsidiary of Alvarium Tiedemann by way of Alvarium Asset through New Alvarium Investments Limited and Alvarium Investments Limited. Alvarium RE is an AT Operating Company that principally acts as a co-sponsor, alongside various selected asset management partners, of co-investment transactions. It holds interests, directly and indirectly, in many entities, a substantial number of which are in joint ventures and other non-majority-owned entities that are held jointly with the various different manager partners. Many of these non-majority owned entities represent individual co-investment transactions for which Alvarium RE has acted as co-sponsor, and such holdings are for the purpose of extracting management fees, carried interest entitlements or other payments. Notwithstanding that such holdings are principally connected to the performance of services and the payment of fees for such services, given the value of such holdings relative to Alvarium RE’s other holdings and income streams, Alvarium Tiedemann views its interests in Alvarium RE as investment securities.

Alvarium CoRe – Alvarium CoRe is a joint venture entity owned 40% by Alvarium CI Limited. Alvarium CI Limited is an indirect wholly-owned subsidiary of Alvarium Tiedemann by way of Alvarium Asset through New Alvarium Investments Limited and Alvarium Investments Limited. Notwithstanding that Alvarium CI Limited’s holding in Alvarium CoRE is principally connected to the performance of services for the business alongside the joint venture partners and the sharing of revenues between the Alvarium CI Limited and joint venture partners for their respective services to the business, Alvarium Tiedemann views its interests in Alvarium CoRe as investment securities.

The 3(b)(1) Exemption

Because Alvarium Tiedemann is not an investment company under the Primary Engagement Test or the 40% Test, it need not rely on any exceptions or exemptions from the definition of investment company contained in the 1940 Act. However, even if it was deemed an investment company under the 40% Test, Alvarium Tiedemann qualifies for the 3(b)(1) Exemption. In determining whether an issuer is eligible for the 3(b)(1) Exemption, the Commission and U.S. courts typically look to the Tonopah Factors. For the reasons described above in the discussion of the Primary Engagement Test, Alvarium Tiedemann is not and does not, directly or through wholly-owned subsidiaries, hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities. Therefore, Alvarium Tiedemann is not an investment company

Risk Disclosure

If we are deemed an “investment company” subject to regulation under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Cartesian Growth Corporation

May 13, 2022

An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We regard ourselves as a financial services business. We believe that we are engaged primarily in the business of providing financial services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as a financial services business and do not propose to engage primarily in the business of investing, reinvesting or trading in securities.

If we become obligated to register the company or any of its subsidiaries as an investment company pursuant to the Investment Company Act, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were deemed to be an investment company under the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our equity interests and debt positions or organizational structure or our contract rights to fall outside the definition of an investment company under the Investment Company Act. Registering as an investment company pursuant to the Investment Company Act could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us and otherwise will subject us to additional regulation that will be costly and time-consuming. Modifying our equity interests and debt positions or organizational structure or our contract rights could require us to alter our business and investment strategy in a manner that requires us to purchase or dispose of assets or securities, prevents us from pursuing certain opportunities, or otherwise restricts our business, which may have a material adverse effect on our business results of operations, financial condition or prospects.

Cartesian Growth Corporation

May 13, 2022

Alvarium Tiedemann has added the risk factor above on page 109 of the Amended Registration Statement.

Fund Management Fees, page 276

25.

You disclose that you have a 50.63% profit share in the TIG Arbitrage strategy. Please disclose the contractual terms of this arrangement including when you entered into this agreement to also explain why such profit share is not reflected in the related unaudited and audited TIG financial statements for the periods presented.

In response to the Staff’s comment, we have supplemented our disclosure on page 278 of the Amended Registration statement to disclose the following:

“Under the existing Amended and Restated Limited Liability Company Agreements of TIG Trinity Management, LLC and TIG Trinity GP, LLC, and related Supplemental Agreement thereto, each dated as of October 25, 2018, the portfolio manager for the TIG Arbitrage strategy (i.e., our internally managed event-driven strategy comprised of underlying funds and accounts), has a Class D-1 equity interest that entitles him to 49.37% of the profits attributable to the TIG Arbitrage strategy. Accordingly, he receives these amounts as an equity owner of TIG Trinity Management, LLC and TIG Trinity GP, LLC through this separate class of equity interests and the remaining 50.63% of the economics are shared by all of the equity owners of TIG Trinity Management, LLC and TIG Trinity GP, LLC (including the portfolio manager of the TIG Arbitrage strategy) through the remaining classes of equity interests in TIG Trinity Management, LLC and TIG Trinity GP, LLC. The audited financial statements are prepared at the consolidated entity level of TIG Trinity Management, LLC and TIG Trinity GP, LLC and not at the individual partner allocation level.”

Our Presence to Date, page 280

26.

We note your presence in Hong Kong. Please include risk factor disclosure to discuss any risks to your company from its presence in Hong Kong, including risks that the Chinese government may intervene or influence your operations in Hong Kong at any time. Please also quantify any investment in companies with significant Hong Kong operations to the extent practicable so that investors can assess the risk or advise.

In response to the Staff’s comment, we have provided disclosure on pages 91 and 92 of the Amended Registration Statement to discuss risks related our presence in Hong Kong, as follows:

“Our operations in Hong Kong may be adversely affected by political and trade tensions between the U.S. and China.

Cartesian Growth Corporation

May 13, 2022

In our client portfolios, we maintain (depending upon client objective and mandate) allocations of investments in Asian equities and Emerging Market Funds. In both cases, we have direct exposure to Hong Kong equities, Chinese equities and equities of other Asian countries for which China is a significant export market. In the case of a significant change in how the Chinese government treats Hong Kong or its shares, or how China itself evolves from a sovereign risk perspective, there may be risk to the valuation of these shares. Our Hong Kong client business represents $1.3 billion in AUM as of December 31, 2021, which represents approximately 2.4% of our AUM and 2.9% of revenue. Moreover, more than 99% of our Hong Kong client assets are custodied in locations other than China or Hong Kong.

Our business operations and financial condition may be affected by political and legal developments in Hong Kong. Hong Kong is a special administrative region of the Peoples’ Republic of China (the “PRC”) and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, there is no assurance that the PRC will not cause changes in the economic, political and legal environment in Hong Kong in the future. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. Any reduction in Hong Kong’s autonomy may have adverse global implications. Tensions between the United States and China with respect to international trade policy, human rights and relations with Taiwan and Russia may result in the imposition of tariffs or economic sanctions, the application of which may be extended to Hong Kong. Legislative or administrative actions with respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

Any reduction on Hong Kong’s autonomy would limit the predictability of the Hong Kong legal system and could limit the availability of legal protections.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. On June 30, 2020, China’s top legislature unanimously passed a new National Security Law for Hong Kong that was enacted on the same day. Similar to PRC’s laws and regulations, the interpretation of National Security Law involves a degree of uncertainty.

Cartesian Growth Corporation

May 13, 2022

Additionally, it may be difficult for U.S. regulators to investigate or carry out inspections, of any kind, into or regarding our operations due to the complex relationships between and among the United States, Hong Kong, and the PRC. There is also uncertainty as to whether the courts of Hong Kong or the PRC would recognize or enforce judgments of U.S. courts or U.S. regulators overseas within their own jurisdictions. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

In addition, any attempts by the PRC government to reduce Hong Kong’s autonomy may pose an immediate threat to the stability of the economy in Hong Kong and lead to civil unrest. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience may adversely affect our business operations in Hong Kong.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations for TWMH, TIG Entities and Alvarium, page 318

27.	Please disaggregate your AUM rollfowards for both TWMH and TIG Entities, by product and strategy and discuss period over period changes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 345 and 346 of the Amended Registration Statement to disaggregate the AUM rollforwards for TIG Entities and discuss period over period changes.

With respect to TWMH, the Company notes that management considers AUM in aggregate as a single strategy and does not analyze disaggregated results in managing the business. As the Company’s fee structure is based on aggregated AUM, the Company feels that the current AUM rollforward is appropriate in helping financial statement users understand how the Company manages the business. However, the Company has revised the disclosures on pages 330 through 331 of the Amended Registration Statement which discusses how the Company’s strategies and products impact management of the business.

28.	Please disaggregate revenues by type, product and strategy for both TWMH and TIG Entities, and discuss period over period changes.

In response to the Staff’s comment, the Company has revised the disclosures for TWMH and TIG Entities on pages 331 through 332 and 345 through 346, respectively, of the Amended Registration Statement to disaggregate revenues and discuss period over period changes.

Cartesian Growth Corporation

May 13, 2022

29.	Please disaggregate General, administrative and other expenses and cost of sales and operating expenses, by type for each TWMG, TIG Entities and Alvarium and discuss period over period changes.

In response to the Staff’s comment, the Company believes that its current presentation and level of disaggregation is appropriate as it reflects the presentation of the statements of income within the financial statements for each of TWMG, TIG Entities and Alvarium, respectively. The Company respectfully notes that the financial statements for TWMG and TIG Entities are prepared under a US GAAP basis of presentation, while the financial statements for Alvarium are prepared under a UK GAAP basis of presentation, which is the reason for the presentation differences.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TIG Entities

TIG Fund Summary, page 346

30.	Please disclose why Management and Performance fees are included as an addition in the AUM rollforwards for the period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 344 of the Amended Registration Statement to remove the management and performance fees from the AUM rollforwards.

Results of Operations-Revenue, page 349

31.

In your disclosure on page 350, you discuss the incentive fees that would have been recognized for the nine month period ended September 30, 2021 “if the end of the nine- month period were the end of a measurement period” and disclose resulting impact to Economic EBITDA . Please tell us how you determined this is not a “tailored revenue recognition and measurement method” prohibited under Rule 100(b) of Regulation G and addressed in the staff’s non-GAAP C&DI question 100.4.

In response to the Staff’s comment, the Company has revised the disclosure on page 349 of the Amended Registration Statement to remove the referenced language. The Company notes that the interim period language was included therein to provide additional commentary and discussion regarding material trends that have had or are reasonably expected to have a material impact on the Company’s results of operations with respect to incentive fees for the full year periods. The fee amounts presented in this additional commentary were not recognized in revenue or Economic EBITDA for the periods presented.

Cartesian Growth Corporation

May 13, 2022

Reconciliation of Combined and Consolidated GAAP Financial Measures to Certain Non-GAAP Measures, page 352

32.

As it relates to your Economic EBITDA non-GAAP financial measure, please provide the information required by Item 10(e)(1)(i)(C) of Regulation S-K, including why the adjustment in not reflected in GAAP Net Income.

In response to the Staff’s comment, the Company has revised the disclosure on page 350 of the Amended Registration Statement to comply with Item 10(e)(1)(i)(C) of Regulation S-K, which requires a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. As set forth in our response to comment #25, the portfolio manager for the TIG Arbitrage strategy (i.e., our internally managed event-driven strategy comprised of underlying funds and accounts), has a Class D-1 equity interest that entitles him to 49.37% of the profits attributable to the TIG Arbitrage strategy. Accordingly, he receives these amounts as an individual partner and equity owner of TIG Trinity Management, LLC and TIG Trinity GP, LLC through this separate class of equity interests and the remaining 50.63% of the economics are shared by the remaining equity owners of TIG Trinity Management, LLC and TIG Trinity GP, LLC (including the portfolio manager of the TIG Arbitrage strategy) through the remaining classes of equity interests in TIG Trinity Management, LLC and TIG Trinity GP, LLC. The audited financial statements are prepared at the consolidated entity level of TIG Trinity Management, LLC and TIG Trinity GP, LLC and not at the individual partner allocation level.

Beneficial Ownership of Securities, page 399

33.	Please provide the natural person(s) who have voting and dispositive control over the shares owned by CGC Sponsor LLC.

In response to the Staff’s comment, we have supplemented our disclosure on pages 393 and 394 of the Amended Registration Statement to provide that “Pangaea Three-B, LP is the sole member of CGC Sponsor LLC, and is controlled by Peter Yu, Cartesian’s Chairman and Chief Executive Officer and, consequently, each of Pangaea Three-B, LP and Mr. Yu may be deemed to share voting and dispositive control over the securities held by CGC Sponsor LLC, and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by CGC Sponsor LLC, except to the extent of his pecuniary interest therein.”

Description of Securities, page 403

34.

We note your disclosure on page 409 and elsewhere that certain shareholders agreed to waive their redemption rights. Please describe here, and on page 23 under “Do I have Redemption Rights,” any consideration provided in exchange for this agreement.

Cartesian Growth Corporation

May 13, 2022

In response to the Staff’s comment, we have supplemented our disclosure on pages 21, 43, 70, and 122 of the Amended Registration Statement to clarify that the Sponsor and Cartesian’s officers and directors agreed, pursuant to the IPO Letter Agreements and for no additional consideration, to waive any redemption rights in respect of the ordinary shares of Cartesian held by them.

Material U.S. Federal Income Tax Considerations, page 426

35.

We note that the business combinations agreement indicates that the parties intend for the Domestication to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the business combination. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Question and Answer on pages 28 and 29 of the Amended Registration Statement, the risk factor on pages 66 through 68 of the Amended Registration Statement and the section titled “Material U.S. Federal Income Tax Considerations—U.S. Holders—Consequences of the Domestication to U.S. Holders—F Reorganization” on page 420 of the Amended Registration Statement were updated to provide that the Domestication should qualify as a reorganization under Section 368(a)(1)(F) of the Code and to describe the level of uncertainty and lack of clarity in legal authorities regarding such tax treatment. The section titled “Material U.S. Federal Income Tax Considerations—U.S. Holders—Consequences of the Domestication to U.S. Holders—F Reorganization” on pages 422 through 423 of the Amended Registration Statement has been updated to provide that the Business Combination is not conditioned upon receipt of a tax opinion from counsel with respect to the tax treatment of the Domestication and that the Business Combination will occur even if the Domestication does not qualify as a reorganization under Section 368(a)(1)(F) of the Code. An opinion of Greenberg Traurig, LLP with respect to the tax treatment described in the section titled “Material U.S. Federal Income Tax Considerations” has been included as Exhibit 8.1 to the Amended Registration Statement.

Cartesian Growth Corporation

May 13, 2022

Index to Financial Statements

Financial Statement of TWMG, TIG Entities and Alvarium, page F-1

36.	Please provide disaggregated revenue disclosures as required by ASC 606-10-50-5 for each TWMH, TIG Entities and Alvarium.

In response to the Staff’s comment, the disaggregated revenue disclosures presented in the audited financial statements of TWMH and the TIG Entities comply with ASC 606-10-50-5. TWMH and the TIG Entities have provided incremental disaggregated revenue disclosures on pages 332 and 348, respectively, of the Amended Registration Statement. With respect to Alvarium, Alvarium prepares its financial statements under UK GAAP, and is therefore not subject to the requirements of ASC 606-10-50-5. However, in response to the Staff’s comment, the Company has provided disaggregated revenue detail for Alvarium in Management’s Discussion and Analysis on page 365 of the Amended Registration Statement.

TWMH Financial Statements (16) Members Capital, page F-87

37.

Based on your disclosure, it appears that non-employee members have a put option on the Class B shares they they own. Please tell us how accounted for the put options on the Class B shares. Further, tell us why the information included in the footnote does not appear to be included in your annual financial statements for the period ended December 31, 2020.

In accounting for the non-employee member put option on the Class B shares (the “Put Option”), the Company first concluded that the Put Option is embedded in the Class B shares. Next, management evaluated the terms of the Class B shares and concluded that such shares are considered an equity host. The Put Option does not meet the net settlement criteria under ASC 815 because it requires gross delivery of the Class B share; therefore, the Put Option does not require bifurcation or separate accounting as a derivative instrument.

In response to the Staff’s comment, the Company has revised the disclosure on page F-61 of the Amended Registration Statement.

4. Investments, page F-98

38.	You disclose that on October 24, 2019, you acquired 40% of the common stock of Tiedemann Constantia AG for $4.95 million. Please address the following:

•	Tell us and enhance your disclosure to clarify how this acquisition is reflected in the related consolidated statement of cash flows;

•	Enhance your disclosure to provide a rollforward of the investment from date of acquisition through the periods presented; and

•

Tell us and enhance your disclosures to explain why the fair value of this investment has not changed since the acquisition date despite recurring losses and how you considered from an impairment perspective.

The Company acquired Tiedemann Constantia AG (“TC”) in a transaction that did not include upfront cash consideration. In response to the Staff’s comment, the Company has revised its disclosure on page F-49 for clarification.

Cartesian Growth Corporation

May 13, 2022

In response to the Staff’s comment requesting an investment rollforward, the Company has revised its disclosure on page F-50 of the Amended Registration Statement to include a carrying value rollforward of its TC investment from the first date of reported financials through December 31, 2021.

The Company’s investment in the common stock of TC, which was accounted for under the equity method, was initially recorded at cost, with adjustments for the Company’s share of income and losses as well as any other-than-temporary impairments. The rollforward added to page F-50 outlines the adjustments to the carrying value of the investment through December 31, 2021. Additionally, in December 2021 the Company evaluated its investment for impairment, and determined such impairment was other-than-temporary. The Company has added new impairment disclosures to page F-49 of the Amended Registration Statement.

TIG Entities Financial Statements 12. Subsequent Events, page F-103

39.

Regarding your “settlement agreement with respect to an outstanding legal action” for which a payable was recognized as of your December 31, 2020 balance sheet date, please provide the information required by ASC 450-20-50-1 in both your annual and interim financial statements. Specifically, the facts and circumstances which generated the legal action, the amount accrued, and whether additional amounts may need to be accrued depending on additional information that may arise regarding the settlement agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and F-77 of the Amended Registration Statement and provided certain disclosures required by ASC 450-20-50-1. Certain details related to the nature of this litigation matter are subject to a nondisclosure agreement, and therefore were not included in the disclosure. However, the Company does disclose it entered into a confidential settlement agreement. Additionally, the Company discloses that the settlement payment was included in the accounts payable and accrued expenses on the combined and consolidated statements of financial position.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at (305) 579-0739.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc: Peter Yu, Chief Executive Officer